Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1. Name and Address of Company

Baja Mining Corp. (the "Company")
500 – 200 Burrard Street
Vancouver, British Columbia, V6C 3L6

Item 2. Date of Material Change

September 29, 2010

Item 3. News Release

The News Release dated September 29, 2010 was disseminated through Marketwire and Market News. A copy of the News Release is attached as Schedule "A".

Item 4. Summary of Material Change

The Company announced that its 70% owned project company, Minera y Metalurgica del Boleo S.A. de C.V., has finalized and signed US$858 million of financing facilities for the construction and development of the Boleo project located in Baja California Sur, Mexico. The financing facilities comprise US$823 million of project financing facilities and a US$35 million equity cost overrun support facility.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule "A".

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7. Omitted Information

Not Applicable.

Item 8. Executive Officer

Contact: John Greenslade, President

Telephone: (604) 685-2323

Item 9. Date of Report

October 7, 2010.

Schedule "A"

September 29, 2010	TSX:BAJ
OTCQX: BAJFF

NEWS RELEASE

BAJA SIGNS US$858 MILLION OF FINANCING FACILITIES FOR THE DEVELOPMENT OF BOLEO PROJECT

Baja Mining Corp. (“Baja”) is pleased to announce that its 70% owned project company, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”), has finalized and signed US$858 million of financing facilities for the construction and development of the Boleo project (the “Project”) located in Baja California Sur, Mexico. The financing facilities comprise US$823 million of project financing facilities (the “Debt Facilities”) and a US$35 million equity cost overrun support facility (the “Equity Cost Overrun Agreement”).

“The closing of the Boleo debt financing and the cost overrun funding are major milestones for Baja and for the mining industry in Mexico,” said John Greenslade, President & CEO. “The closing of these facilities is a testament to the compelling economics of the project and to the strong effort of our team. It also means full-scale construction activities at Boleo can commence imminently.” Tom Ogryzlo, Chair of the Board, stated, “being associated with the creation of the Boleo project has been one of the most memorable events of my long career in the mining industry. I am very proud to be working with such an outstanding management team.”

Baja will hold a conference call on Thursday September 30, 2010 at 8:00 am PT (11:00 am ET) to discuss the signing of these facilities. Call-in details are at the end of this release.

US$823 MILLION OF DEBT FACILITIES SIGNED

The US$823 million of Debt Facilities, representing the entire amount of debt financing required to develop the Project, will be provided to MMB by the Export-Import Bank of the United States (“EXIM”); Export Development Canada (“EDC”); the Korea Development Bank (“KDB”); and by a group of commercial banks comprised of Barclays Capital (the investment banking division of Barclays Bank PLC), Standard Bank Plc, Standard Chartered Bank, UniCredit Bank AG and WestLB AG (together, the “Commercial Lenders”). The amounts to be provided by each lender under the Facilities are detailed in the table below.

PROJECT FINANCING (US$ m)
EXIM Bank	419
EDC	150
KDB	90
Commercial Lenders	100
Total	759
SUBORDINATED DEBT (US$ m)
KDB	64
TOTAL DEBT FACILITIES	823

Drawdown of the Debt Facilities will be subject to a number of standard conditions precedent, including implementation of a hedging program and expenditure by Baja and its Korean partners of their required equity contributions. MMB has already finalized the terms of off-take arrangements with Louis Dreyfus Commodities Metals Suisse SA (“Louis Dreyfus Commodities”) to satisfy the requirement under the Debt Facilities to enter into off-take agreements for at least 70% of copper and cobalt production for the first 10 years of production.

US$35 MILLION EQUITY COST OVERRUN AGREEMENT SIGNED

The US$35 million Equity Cost Overrun Agreement will be provided by Louis Dreyfus Commodities in the form of a Letter of Credit, to satisfy Baja’s equity cost overrun support requirement, to be made available for the Project as a condition of the Debt Facilities. The signing of this agreement is the conclusion of one element of the Letter of Intent entered into between Baja and Louis Dreyfus Commodities that was announced in a press release dated June 7, 2010. The Toronto Stock Exchange has provided its approval for the Equity Cost Overrun Agreement.

MMB is being advised on the financing of Boleo by Endeavour Financial International Corporation.

Baja Mining is a Vancouver, Canada-based publicly traded mine development company (TSX:BAJ; OTCQX:BAJFF) with a 70% interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico, targeted for copper commissioning in 2012. A Korean syndicate of industrial companies holds the remaining 30%. Baja is the project operator. The Boleo Project has a copper/cobalt/zinc/manganese resource consisting of 265 million tonnes of measured and indicated resources (including approximately 85 million tonnes of proven and probable reserves) and approximately 160 million tonnes of inferred resources. A January 2010 NI 43-101 compliant updated technical report to the 2007 definitive feasibility study confirmed that the Boleo Project can be developed economically at an after-tax internal rate of return (based on the 3 year trailing average for metal prices at such time) of 25.6% based on 100% equity. The Project, which has a minimum scheduled mine life of 25 years (during which 71 million tonnes of the proven and probable reserves will be exploited), has a NPV of US$1.306 billion, using an eight percent discount rate, and an average life-of-mine cash cost of negative $0.29/lb for copper, net of by-product credits.

The Louis Dreyfus Commodities Group (LDC) is one of the world’s leading commodity merchants and processors of agricultural, energy and metal products. The company has been trading commodities in international markets since 1851. LDC is present in over 56 countries, serving customers’ needs through its merchandising, logistics and asset management activities.

The Louis Dreyfus Commodities Metals Platform is an LDC trading and service business unit globally recognized as one of the leading traders in non-ferrous metal raw materials, refined metals and their byproducts. The Platform is actively involved in merchandising, risk management, logistics and financing of all parts of the metal supply chain as well as investment and equity participation in related assets. The Platform’s operations are managed from Geneva, with offices in all major producing and consuming regions.

For further information please visit the Louis Dreyfus Commodities website at www.ldcom.com

ON BEHALF OF THE BOARD OF DIRECTORS
OF BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Conference Call and Webcast Details

Date: Thursday, September 30, 2010
Time: 8:00 am PT (11:00 am ET)
Dial in: North America: 1.866.226.1792, International: 1.416.340.2216
Webcast: http://www.investorcalendar.com/IC/CEPage.asp?ID=161867
The conference call presentation will be made available on the company’s website at 7:00 am PT (10:00 am ET) on Thursday, September 30, 2010.
Presentation Link: http://www.bajamining.com/investors/presentations_media/powerpoints/

Replay: North America: 1.800.408.3053, International: 1.416.695.5800
Replay Pass code: 1568314The conference call replay will be available until October 14, 2010 A webcast of the presentation will also be available on the company’s website at http://www.bajamining.com/investors/presentations_media/powerpoints/

Some of the statements contained in this release are forward-looking statements, within the meaning of the U.S. Securities Act of 1933 and U.S. Securities Exchange Act of 1934 and forward-looking information within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of start-up; expected timing of a manganese feasibility study; expected timing for construction and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements. Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission (SEC) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release such as "measured," "indicated," and "inferred" "resources", which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC website at http://www.sec.gov/edgar.shtml.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.